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   FORM 4
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                                                              OMB APPROVAL
                                                       -------------------------
                                                       OMB Number: 3235-0287
                                                       Expires: January 31, 2005
                                                       Estimated average burden
                                                       hours per response....0.5
                                                       -------------------------


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

         Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

|_| Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See instruction 1(b).

(Print or Type Responses)

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1.      Name and Address of Reporting Person*

   Apollo Investment Fund IV, L.P.
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    (Last)                             (First)                          (Middle)

   Two Manhattanville Road
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                                    (Street)

   Purchase             NY              10577
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(City)               (State)             (Zip)

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2.      Issuer Name Ticker or Trading Symbol

        United Rental, Inc. (URI)
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3.      I.R.S. or Identification of Reporting Person if an entity
        (Voluntary)

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4.      Statement for Month/Day/Year

        11/12/2002
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5.      If Amendment, Date of Original (Month/Day/Year)

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6.      Relationship of Reporting Person(s) to Issuer
        (Check all applicable)

        [_] Director                    [X] 10% Owner


        [_] Officer                     [_] Other
        (give title below)              (specify below)


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7.    Individual or Joint/Group Filing     (Check Applicable Line)

         [X] Form filed by One Reporting Person

         [_] Form filed by More than One Reporting Person

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      TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR
                        BENEFICIALLY OWNED


================================================================================

                                                  4. Securities Acquired (A) 5. Amount of        6. Ownership    7. Nature of
                                  3. Transaction     or Disposed of (D)         Securities          Form: Direct    Indirect
                                     Code(Instr.8)   (Instr. 3, 4 and 5)        Beneficially        (D) or          Beneficial
1. Title of                       --------------    ------------------------    Owned at End of     Indirect (I)    Ownership
   Security   2. Transaction Date   Code       V      Amount  (A)     Price     Month               (Instr. 4)      (Instr. 4)
   (Instr. 3)    (Month/Day/Year)                             or                (Instr. 3 and 4)
Common Stock, par                                             (D)
value $0.01 per
share
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Common Stock        11/11/02            P               2847    (A)      $7.12
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Common Stock        11/11/02            P               1898    (A)      $7.16
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Common Stock        11/11/02            P               4746    (A)      $7.25
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Common Stock        11/11/02            P               9491    (A)      $7.47
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Common Stock        11/11/02            P              33692    (A)      $7.50
------------------------------------------------------------------------------------------------------------------------------------
Common Stock        11/11/02            P               2373    (A)      $7.51
------------------------------------------------------------------------------------------------------------------------------------
Common Stock        11/11/02            P               9206    (A)      $7.52
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock        11/11/02            P               2847    (A)      $7.53
------------------------------------------------------------------------------------------------------------------------------------
Common Stock        11/11/02            P                475    (A)      $7.54
------------------------------------------------------------------------------------------------------------------------------------
Common Stock        11/11/02            P              14426    (A)      $7.55
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Common Stock        11/11/02            P                475    (A)      $7.57
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Common Stock        11/11/02            P                285    (A)      $7.58
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Common Stock        11/11/02            P                285    (A)      $7.59
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Common Stock        11/11/02            P               7688    (A)      $7.60
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Common Stock        11/11/02            P               1993    (A)      $7.61
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Common Stock        11/11/02            P               2183    (A)      $7.62
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Common Stock        11/12/02            P               3796    (A)      $7.31
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Common Stock        11/12/02            P               4746    (A)      $7.36
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Common Stock        11/12/02            P              10440    (A)      $7.50
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Common Stock                                                                     406,973                  (D)(1)
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


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(1) Apollo Advisors IV, L.P. ("Advisors IV") is the general partner of the
Reporting Person. Apollo Capital Management IV, Inc. ("Management") is the general partner of Advisors IV. Leon D. Black and John J. Hannan are the directors and principal executive officers of Management IV. The Reporting Person, Advisors IV and Messrs. Black and Hannan and their respective affiliates disclaim beneficial ownership of all shares of the Issuer in excess of their respective pecuniary interests, if any, and this report shall not be deemed an admission that any such person or entity is the beneficial owner of, or has any pecuniary interest in, any such securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, See Instruction 4(b)(v)

Potential persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


                                                                          (Over)
                                                                 SEC 1474 (9-02)


          TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR
     BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE
                                  SECURITIES)
   -------------------------------------------------------------------------------------------------------------------------

1. Title of   2. Conver- 3. Trans- 4. Trans 5. Number of  6. Date         7. Title and 8. Price of 9. Num  10. Ownership 11. Nature
   Derivative    sion or    action    action   Derivative    Exercisable     Amount of    Deriv-      ber      Form of       of In-
   Security      Exercise   Date      Code     Securities    and Expiration  Under-       ative       of       Deriv-        direct
   (Instr. 3)    Price of   (Month/   (Instr.  Acquired (A)  Date            lying        Security    Deriv-   ative         Benefi-
                 Deriva-    Day/      8)       or Disposed   (Month/         (Securities  (Instr. 5)  ative    Security:     cial
                 tive       Year)   --------   of (D)        Day/Year)       (Instr.                  Secur-   Direct        Owner-
                 Security           Code  V    (Instr.      ---------------  3 and 4)                 ities    (D) or        ship
                                               3, 4,        Date    Expira- --------------            Bene-    Indirect      (Instr.
                                               and 5)       Exer-   tion    Title   Amount            ficially (I)           4)
                                               -----------  cisable Date            or                Owned    (Instr. 4)
                                               (A)     (D)                          Number            at End
                                                                                    of                of Month
                                                                                    Shares            (Instr. 4)
   ---------------------------------------------------------------------------------------------------------------------------------


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


Explanation of Responses:


** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


                            /s/ Michael D. Weiner              November 13, 2002
                            -------------------------------    -----------------
                            **Signature of Reporting Person    Date


Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                                                          Page 2
                                                                 SEC 1474 (9-02)